UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                     A-Power Energy Generation Systems, Ltd.
                                (Name of Issuer)

                   Common Shares, $0.0001 par value per share
                         (Title of Class of Securities)

                                    G04136100
                                 (CUSIP Number)

                                January 21, 2010
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

----------------

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

CUSIP No. G04136100                   13G                  Page 2 of 10 Pages
----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Fund LP
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    375,914 Common Shares

                    Options to purchase 3,600 Common Shares

                    June 2009 Warrants to purchase 101,532 Common Shares (See
                    Item 4)*

                    January 2010 Series A Warrants to purchase 136,615 Common Shares (See Item 4)*

                    January 2010 Series B Warrants to purchase 51,342 Common Shares (See Item 4)*
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH:  (8)   SHARED DISPOSITIVE POWER
                    375,914 Common Shares

                    Options to purchase 3,600 Common Shares

                    June 2009 Warrants to purchase 101,532 Common Shares (See
                    Item 4)*

                    January 2010 Series A Warrants to purchase 136,615 Common Shares (See Item 4)*

                    January 2010 Series B Warrants to purchase 51,342 Common Shares (See Item 4)*
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,914 Common Shares

             Options to purchase 3,600 Common Shares

             June 2009 Warrants to purchase 101,532 Common Shares (See
             Item 4)*

             January 2010 Series A Warrants to purchase 136,615 Common Shares (See Item 4)*

             January 2010 Series B Warrants to purchase 51,342 Common
             Shares (See Item 4)*
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                               [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             1.49% (See Item 4)*
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             PN
-----------------------------------------------------------------------
* As more fully described in Item 4, these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of Common Shares that would be issuable upon full exercise or conversion of such reported securities and do not give effect to such blocker. Therefore, the actual number of Common Shares beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and
(9).

CUSIP No. G04136100                   13G                  Page 3 of 10 Pages
-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Overseas Fund, Ltd.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,712,496 Common Shares

                    Options to purchase 16,400 Common Shares

                    June 2009 Warrants to purchase 462,536 Common Shares (See Item 4)*

                    January 2010 Series A Warrants to purchase 622,357 Common Shares (See Item 4)*

                    January 2010 Series B Warrants to purchase 233,891 Common Shares (See Item 4)*
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    1,712,496 Common Shares

                    Options to purchase 16,400 Common Shares

                    June 2009 Warrants to purchase 462,536 Common Shares (See Item 4)*

                    January 2010 Series A Warrants to purchase 622,357 Common Shares (See Item 4)*

                    January 2010 Series B Warrants to purchase 233,891 Common Shares (See Item 4)*
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,712,496 Common Shares

             Options to purchase 16,400 Common Shares

             June 2009 Warrants to purchase 462,536 Common Shares (See Item 4)*

             January 2010 Series A Warrants to purchase 622,357 Common Shares (See Item 4)*

             January 2010 Series B Warrants to purchase 233,891 Common Shares (See Item 4)*
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                               [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             4.44%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             CO
-----------------------------------------------------------------------
* As more fully described in Item 4, these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of Common Shares that would be issuable upon full exercise or conversion of such reported securities and do not give effect to such blocker. Therefore, the actual number of Common Shares beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and
(9).

CUSIP No. G04136100                   13G                  Page 4 of 10 Pages
-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Capital Management, L.P.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,088,410 Common Shares

                    Options to purchase 20,000 Common Shares

                    June 2009 Warrants to purchase 564,068 Common Shares (See Item 4)*

                    January 2010 Series A Warrants to purchase 635,972 Common Shares (See Item 4)*

                    January 2010 Series B Warrants to purchase 285,233 Common Shares (See Item 4)*
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    2,088,410 Common Shares

                    Options to purchase 20,000 Common Shares

                    June 2009 Warrants to purchase 564,068 Common Shares (See Item 4)*

                    January 2010 Series A Warrants to purchase 635,972 Common Shares (See Item 4)*

                    January 2010 Series B Warrants to purchase 285,233 Common Shares (See Item 4)*
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,088,410 Common Shares

             Options to purchase 20,000 Common Shares

             June 2009 Warrants to purchase 564,068 Common Shares (See Item 4)*

             January 2010 Series A Warrants to purchase 635,972 Common Shares (See Item 4)*

             January 2010 Series B Warrants to purchase 285,233 Common Shares (See Item 4)*
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                               [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             4.99% (See Item 4)*
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             PN
-----------------------------------------------------------------------
* As more fully described in Item 4, these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of Common Shares that would be issuable upon full exercise or conversion of such reported securities and do not give effect to such blocker. Therefore, the actual number of Common Shares beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and
(9).

CUSIP No. G04136100                   13G                  Page 5 of 10 Pages
-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Sander Gerber
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,088,410 Common Shares

                    Options to purchase 20,000 Common Shares

                    June 2009 Warrants to purchase 564,068 Common Shares (See Item 4)*

                    January 2010 Series A Warrants to purchase 635,972 Common Shares (See Item 4)*

                    January 2010 Series B Warrants to purchase 285,233 Common Shares (See Item 4)*
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    2,088,410 Common Shares

                    Options to purchase 20,000 Common Shares

                    June 2009 Warrants to purchase 564,068 Common Shares (See Item 4)*

                    January 2010 Series A Warrants to purchase 635,972 Common Shares (See Item 4)*

                    January 2010 Series B Warrants to purchase 285,233 Common Shares (See Item 4)*
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,088,410 Common Shares

             Options to purchase 20,000 Common Shares

             June 2009 Warrants to purchase 564,068 Common Shares (See Item 4)*

             January 2010 Series A Warrants to purchase 635,972 Common Shares (See Item 4)*

             January 2010 Series B Warrants to purchase 285,233 Common Shares (See Item 4)*
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN
             SHARES (SEE INSTRUCTIONS)
                                                               [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             4.99% (See Item 4)*
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             IN
-----------------------------------------------------------------------
* As more fully described in Item 4, these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of Common Shares that would be issuable upon full exercise or conversion of such reported securities and do not give effect to such blocker. Therefore, the actual number of Common Shares beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and
(9).

CUSIP No. G04136100                   13G                  Page 6 of 10 Pages

Item 1.

(a)  Name of Issuer

     A-Power Energy Generation Systems, Ltd., a Nevada corporation
     (the "Company")

(b)  Address of Issuer's Principal Executive Offices

     No. 44 Jingxing Road
     Tiexi District
     Senyang, Liaoning, China 110021

Item 2(a).  Name of Person Filing

         This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons".

         FUNDS

         (i) Hudson Bay Fund LP, with respect to the Common Shares beneficially owned by it.

        (ii) Hudson Bay Overseas Fund, Ltd. with respect to the Common Shares beneficially owned by it.

         INVESTMENT MANAGER

       (iii) Hudson Bay Capital Management, L.P., (the "Investment Manager"), with respect to the Common Shares beneficially owned by Hudson Bay Fund LP and Hudson Bay Overseas Fund, Ltd. (together, the "Hudson Bay Funds") and to which the Investment Manager serves as investment manager.

         REPORTING INDIVIDUAL

        (iv) Mr. Sander Gerber ("Mr. Gerber"), with respect to the Common Shares beneficially owned by each of the Hudson Bay Funds.

         Mr. Gerber is referred to as the "Reporting Individual."

         The Investment Manager serves as the investment manager to each of the Hudson Bay Funds. The Reporting Individual is an executive officer of the Investment Manager.


Item 2(b).  Address of Principal Business Office or, if none, Residence

         The address of the principal business office of Hudson Bay Overseas Fund, Ltd. is

         Walkers SPV Limited, Walker House
         PO Box 908GT, Mary Street
         Georgetown, Grand Cayman
         Cayman Islands

         The address of the principal business office of each of the other Reporting Persons is:

         120 Broadway, 40th Floor
         New York, NY 10271


Item 2(c).  Citizenship

CUSIP No. G04136100                   13G                  Page 7 of 10 Pages

         Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)  Title of Class of Securities

           Common Shares, $0.0001 par value per share ("Common Shares")

Item 2(e)  CUSIP Number

           G04136100

Item 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)[ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f)[ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g)[ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The Securities Purchase Agreement attached as Exhibit 99.1 to the Company's Current Report on Form 6-K filed on January 21, 2010 (the "6-K Filing") provides that as of January 21, 2010 there were 39,585,706 Common Shares outstanding. In addition, as disclosed in the 6-K Filing, pursuant to the transactions contemplated pursuant to such Securities Purchase Agreement, the Company issued 5,777,932 Common Shares. As a result, on January 21, 2010 there were 45,363,638 Common Shares outstanding. Pursuant to the terms of the Warrants issued on June 19, 2009 and the Series A and B Warrants issued on January 21, 2010 (collectively, the "Warrants"), the Hudson Bay Funds cannot exercise any of these Warrants until such time as the Reporting Persons would not beneficially own, after any such exercise, more than 4.99% of the outstanding number of Common Shares (the "Blocker").

CUSIP No. G04136100                   13G                  Page 8 of 10 Pages

         As of January 21, 2010, in addition to the shares of Common Stock reported herein and subject to the Blocker, (i) Hudson Bay Fund LP beneficially owned 237,370 Common Shares of the Company, (ii) Hudson Bay Overseas Fund Ltd. beneficially owned 1,081,354 Common Shares of the Company and (ii) each of the Investment Manager and Mr. Gerber may have been deemed to beneficially own 1,318,724 Common Shares of the Company. At such time the Reporting Persons were not able to exercise any of the Warrants due to the Blocker. Therefore, as of January 21, 2010, (i) Hudson Bay Fund LP beneficially owned 1.35% of the outstanding Common Shares of the Company, (ii) Hudson Bay Overseas Fund Ltd. may have been deemed the beneficial owner of 6.16% of the outstanding Common Shares of the Company and (iii) each of the Investment manager and Mr. Gerber may have been deemed the beneficial owner of 7.51% of the Common Shares of the Company. Since January 21, 2010, the Hudson Bay Funds sold a portion of their Common Shares such that as of the date hereof, the Reporting Persons ceased to be the beneficial owner of 5% of the Common Shares of the Company.

         The Investment Manager, which serves as the investment manager to the Hudson Bay Funds, may be deemed to be the beneficial owner of all Common Shares owned by the Hudson Bay Funds. The Reporting Individual, as an executive officer of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all Common Shares owned by the Hudson Bay Funds. Each of the Investment Manager and the Reporting Individual hereby disclaims any beneficial ownership of any such Common Shares, except for their pecuniary interest therein.


Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [x]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         See Exhibit I.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

            By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Exhibits:

Exhibit I: Joint Filing Agreement, dated as of January 27, 2010, by and among Hudson Bay Fund LP, Hudson Bay Overseas Fund, Ltd., Hudson Bay Capital Management, L.P. and Sander Gerber.

CUSIP No. G04136100                  13G                  Page 9 of 10 Pages


                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: January 29, 2010


HUDSON BAY FUND LP                         HUDSON BAY OVERSEAS FUND, LTD.

By: Hudson Bay Capital Management LP,      By: Hudson Bay Capital Management LP,
Investment Manager                         Investment Manager


By: /s/ Yoav Roth                          By: /s/ Yoav Roth
    -------------                              -------------
Name:  Yoav Roth                           Name:  Yoav Roth
Title  Authorized Signatory                Title  Authorized Signatory

HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: /s/ Yoav Roth                          /s/ Sander Gerber
    -------------                          -----------------
Name:  Yoav Roth                              SANDER GERBER
Title  Authorized Signatory

CUSIP No. G04136100                  13G                  Page 10 of 10 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common shares, $0.0001 par value, of A-Power Energy Generation Systems, Ltd. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of January 29, 2010


HUDSON BAY FUND LP                         HUDSON BAY OVERSEAS FUND, LTD.

By: Hudson Bay Capital Management LP,      By: Hudson Bay Capital Management LP,
Investment Manager                         Investment Manager


By: /s/ Yoav Roth                          By: /s/ Yoav Roth
    -------------                              -------------
Name:  Yoav Roth                           Name:  Yoav Roth
Title  Authorized Signatory                Title  Authorized Signatory

HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: /s/ Yoav Roth                          /s/ Sander Gerber
    -------------                          -----------------
Name:  Yoav Roth                              SANDER GERBER
Title  Authorized Signatory